PROSPECTUS SUPPLEMENT                                      SUBJECT TO COMPLETION

(TO PROSPECTUS DATED OCTOBER 22, 1999)                          NOVEMBER 4, 1999
THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT AND THE ATTACHED PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THIS PROSPECTUS SUPPLEMENT AND THE ATTACHED PROSPECTUS ARE NOT AN OFFER TO SELL THESE SECURITIES AND ARE NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER AND SALE IS NOT PERMITTED.

                                                                     Filed Pursuant to Rule 424(b)(5)
                                                                           Registration No. 333-88525

                    $150,000,000
             WPS RESOURCES CORPORATION                                                         [LOGO]
          % SENIOR NOTES DUE NOVEMBER 1, 20

                              -------------------

    We will pay interest on the Senior Notes Due November 1, 20 , at the rate of % per year on May 1 and November 1 of each year, beginning on May 1, 2000. We will sell the notes only in denominations of $1,000 and integral multiples of that amount. We may redeem the notes in whole or in part at any time at a redemption price equal to the greater of (1) 100% of principal or (2) the sum of the remaining scheduled payments of principal and interest on the notes discounted to the redemption date on a semiannual basis (assuming a 360-day year
consisting of twelve 30-day months) at the "treasury yield" plus   %, plus in
each case accrued interest to the redemption date, as set forth in this prospectus supplement, without premium. The notes constitute a series of our senior debt securities and are unsecured and unsubordinated. The notes will be effectively subordinated to creditors and preferred shareholders of our subsidiaries with respect to the assets and earnings of our subsidiaries. See "Description of the Debt Securities" in the accompanying prospectus.
                              -------------------

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE
  ACCURACY OF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                              -------------------

                                                        PER NOTE                       TOTAL
                                                        --------                       -----
Public Offering Price(1)....................               %                             $
Underwriting Commission(2)..................               %                             $
Proceeds to Company(1)(3)...................               %                             $

-------

(1) The initial public offering price does not include accrued interest.
    Interest, if any, on the notes will accrue from            , 1999, and must
    be paid by the purchaser if notes are delivered after            , 1999.

(2) We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

(3) Before deducting expenses payable by us estimated at $280,000.
                              -------------------

    The underwriters are severally offering the notes, subject to the prior receipt and acceptance of the notes by the underwriters and their right to reject any order in whole or in part. Delivery of the notes will be made in book-entry form only through the facilities of The Depository Trust Company on or about November , 1999.
                              -------------------

A.G. EDWARDS & SONS, INC.

                ROBERT W. BAIRD & CO.
                               INCORPORATED

                                LEGG MASON WOOD WALKER    INCORPORATED

                              -------------------

          THE DATE OF THIS PROSPECTUS SUPPLEMENT IS            , 1999.

                                  THE COMPANY

    We operate as a holding company with both regulated and non-regulated business units. We are organized under the laws of the State of Wisconsin. Our principal wholly-owned subsidiary is Wisconsin Public Service Corporation, a regulated electric and gas utility operating in northeastern Wisconsin and the Upper Peninsula of Michigan. Our other major subsidiaries are Upper Peninsula Power Company, a regulated electric company operating in the Upper Peninsula of Michigan, and WPS Resources Capital Corporation, an intermediate holding company for our unregulated subsidiaries. Our unregulated subsidiaries include WPS Energy Services, Inc., a diversified energy company which sells electric energy, natural gas and alternate fuel products, risk management consulting services and project management, and WPS Power Development, Inc., which develops, acquires and owns electric projects and provides services to the electric power generation industry.

                                 RECENT EVENTS

    On November 1, 1999 our subsidiary WPS Power Development, Inc., through its subsidiary, Sunbury Holdings, LLC, completed the purchase of the Sunbury Generation Station, a four-unit coal fired power plant located in Shamokin Dam, Pennsylvania, from PP&L Resources, Inc. The assets acquired in the $106 million transaction include the coal-fired units with a demonstrated winter capacity of 389 megawatts, two 42-megawatt oil-fired combustion turbines, coal inventory and the Lady Jane Collieries, a coal transshipment facility. Under the terms of a three-year agreement, Sunbury Holdings, LLC, will sell a portion of the electricity from the Sunbury plant to PP&L, Inc. The remainder will be sold through a five-year contract with a wholesale marketer and on the wholesale energy market through WPS Energy Services, Inc., our energy marketing subsidiary.

                            DESCRIPTION OF THE NOTES

Notes Offered................................  $150 million principal amount of   % Senior
                                               Notes due November 1, 20 .

Maturity.....................................  November 1, 20

Interest Rate................................  The notes will bear interest at the rate of
                                                 % per year.

Interest Payment Dates.......................  May 1 and November 1 (commencing May 1,
                                               2000).

Ranking......................................  The notes will be unsecured general obligations and will rank on a parity with
                                               our other senior unsecured indebtedness.

                                               Claims of creditors and any preferred
                                               shareholders of each of our subsidiaries
                                               generally will have priority with respect to
                                               the assets and earnings of the subsidiaries
                                               over the claims of our creditors. The notes
                                               therefore will be effectively subordinated to
                                               creditors, including holders of secured
                                               indebtedness, and preferred shareholders of
                                               our subsidiaries.

                                               Since we are a holding company, our ability
                                               to pay debt service on the notes is largely
                                               dependent upon the ability of our
                                               subsidiaries to pay dividends and make debt
                                               service payments to us. See "DESCRIPTION OF
                                               COMMON STOCK--

                                               Restrictions on Dividends Payable by
                                               Wisconsin Public Service Corporation" in the
                                               attached prospectus.

Certain Covenants............................  The notes will be issued under the senior indenture which contains covenants that,
                                               among other things, restrict our ability to
                                               transfer the voting common stock of our
                                               subsidiary, Wisconsin Public Service
                                               Corporation, or to encumber the common stock
                                               of any of our subsidiaries.

Use of Proceeds..............................  The proceeds from the notes will be applied to retire short-term indebtedness incurred by
                                               us to fund equity commitments to our
                                               subsidiaries including Wisconsin Public
                                               Service Corporation and finance acquisitions
                                               by our non-regulated subsidiaries.

Form and Denomination........................  We will sell the notes in denominations of
                                               $1,000 and integral multiples of that amount,
                                               and the notes will be initially represented
                                               by a global note registered in the name of a
                                               nominee of The Depository Trust Company.

Optional Redemption..........................  We may redeem the notes at our option, in whole at any time or in part from time to
                                               time, at a redemption price equal to the
                                               greater of (1) 100% of principal or (2) the
                                               sum of the present values of the remaining
                                               scheduled payments of principal and interest
                                               on the notes which we redeem, discounted to
                                               the date of redemption on a semiannual basis,
                                               assuming a 360-day year consisting of twelve
                                               30-day months, at the "treasury yield," as
                                               defined below, plus     ( %), plus in each
                                               case accrued interest to the date of
                                               redemption. The notes have no sinking fund
                                               provisions.

                                               "Treasury yield" means, with respect to any
                                               redemption date, the rate per year equal to
                                               the semiannual equivalent yield to maturity
                                               of the "comparable treasury issue," as
                                               defined below, assuming a price for the
                                               comparable treasury issue, expressed as a
                                               percentage of its principal amount equal to
                                               the "comparable treasury price," as defined
                                               below, for the redemption date.

                                               "Comparable treasury issue" means the United
                                               States Treasury security selected by an
                                               "independent investment banker," as defined
                                               below, as having a maturity comparable to the
                                               remaining term of the notes that the
                                               independent investment banker would utilize,
                                               at the time of selection and in accordance
                                               with customary financial practice, in pricing
                                               new issues of corporate debt securities of
                                               comparable maturity to the remaining term of
                                               the

                                               notes. "Independent investment banker" means
                                               one of the "reference treasury dealers," as
                                               defined below, appointed by the senior
                                               indenture trustee after consultation with us.

                                               "Comparable treasury price" means, with
                                               respect to any redemption date, (1) the
                                               average of the bid and asked prices for the
                                               comparable treasury issue, expressed in each
                                               case as a percentage of its principal amount,
                                               on the third business day preceding the
                                               redemption date, as set forth in the daily
                                               statistical release, or any successor
                                               release, published by the Federal Reserve
                                               Bank of New York and designated "Composite
                                               3:30 p.m. Quotations for U.S. Government
                                               Securities" or (2) if that release or any
                                               successor release is not published or does
                                               not contain those prices on that business
                                               day, (A) the average of the "reference
                                               treasury dealer quotations," as defined
                                               below, for the redemption date, after
                                               excluding the highest and lowest reference
                                               treasury dealer quotations for the redemption
                                               date, or (B) if the senior indenture trustee
                                               obtains fewer than four reference treasury
                                               dealer quotations, the average of all the
                                               quotations which the senior indenture trustee
                                               obtains. "Reference treasury dealer
                                               quotations" means, with respect to each
                                               reference treasury dealer and any redemption
                                               date, the average, as determined by us, of
                                               the bid and asked prices for the comparable
                                               treasury issue, expressed in each case as a
                                               percentage of its principal amount, quoted in
                                               writing to us by the reference treasury
                                               dealer at 5:00 p.m. on the third business day
                                               preceding the redemption date.

                                               "Reference treasury dealer" means any primary
                                               U.S. Government securities dealer in New York
                                               City selected by us.

                                               If we determine to redeem less than all of
                                               the notes, the senior indenture trustee shall
                                               select, in such manner as it shall deem fair
                                               and appropriate, the particular notes or
                                               portions of notes to be redeemed. The senior
                                               indenture trustee shall give notice of
                                               redemption by mail not less than 30 nor more
                                               than 45 days before the date fixed for
                                               redemption to the holders of notes to be
                                               redeemed (which, as long as the notes are in
                                               the book-entry only system, will be The
                                               Depository Trust Company ("DTC") or its
                                               nominee or a successor depositary. On and
                                               after the date fixed for redemption, unless
                                               we shall default in the payment of the
                                               redemption price and interest accrued on the
                                               notes to the date

                                               fixed for redemption), interest on the notes
                                               or the portions of the notes called for
                                               redemption shall cease to accrue.

                                               The senior indenture trustee will not mail
                                               any notice of redemption of the notes during
                                               the continuance of any event of default under
                                               the senior indenture, except that (1) when
                                               notice of redemption of any notes has been
                                               mailed, we shall redeem such notes but only
                                               if we have deposited before the occurrence of
                                               the event of default funds sufficient for
                                               that purpose with the senior indenture
                                               trustee or a paying agent for that purpose,
                                               and (2) the senior indenture trustee may mail
                                               notices of redemption of all outstanding
                                               notes during the continuance of an event of
                                               default under the Indenture.

                                               Unless we have deposited with the senior
                                               indenture trustee, at the time of mailing of
                                               any notice of redemption, an amount in cash
                                               sufficient to redeem all of the notes called
                                               for redemption, such notice will state that
                                               it is subject to the receipt of the
                                               redemption moneys by the senior indenture
                                               trustee before the redemption date, and such
                                               notice shall be of no effect unless such
                                               moneys are so received before such date.

                         SUMMARY FINANCIAL INFORMATION
                             (DOLLARS IN THOUSANDS)

                                                                               NINE MONTHS ENDED
                                               YEAR ENDED DECEMBER 31,           SEPTEMBER 30,
                                               -----------------------         -----------------
                                             1996       1997        1998        1998       1999
                                             ----       ----        ----        ----       ----
                                                                                  (UNAUDITED)
CONSOLIDATED STATEMENT OF INCOME DATA
  Operating Revenues.....................  $916,449   $935,837   $1,063,736   $771,208   $802,391
  Operating Income.......................   112,652    108,161      100,044     82,740     89,045
  Net Income.............................    52,885     55,809       46,631     40,216     46,612

                                                                             AS        AS ADJUSTED
                                                              AMOUNT     ADJUSTED(A)   PERCENTAGE
                                                              ------     -----------   -----------
CONSOLIDATED CAPITALIZATION AT SEPTEMBER 30, 1999
  Long-term Debt(b).......................................  $  340,784   $  490,784          40.9%
  Preferred Stock of Subsidiary (without mandatory
    redemption provisions)................................      51,195       51,195           4.3%
  Mandatorily Redeemable Trust Preferred Securities of
    Subsidiary Trust......................................      50,000       50,000           4.2%
  Capital Lease Obligations of Subsidiary.................      73,765       73,765           6.1%
  Common Stock Equity(b)..................................     533,931      533,931          44.5%
                                                            ----------   ----------    ----------
    Total Capitalization..................................  $1,049,675   $1,199,765         100.0%
                                                            ==========   ==========    ==========

-------

    (a)  Adjusted to reflect the issuance of $150,000,000 of the notes.

    (b) Long-term debt includes $323,175,000 principal amount of first mortgage bonds of our utility subsidiaries (less current portion and unamortized discount and premium) and $19,154,000 of other debt of our subsidiaries. Long-term debt is increased by $4,089,000 and common stock equity is reduced by the same amount to reflect Wisconsin Public Service Corporation's guaranty of bank loans to the Wisconsin Public Service Corporation ESOP (Employee Stock Ownership Plan).

               RATIOS OF EARNINGS TO FIXED CHARGES (UNAUDITED)(A)

                                                                                                            NINE MONTHS
                                                                                                               ENDED
                                                                  YEAR ENDED DECEMBER 31,                  SEPTEMBER 30,
                                                                  -----------------------                  -------------
                                                      1994       1995       1996       1997       1998          1999
                                                      ----       ----       ----       ----       ----          ----
Ratio of Earnings to Fixed Charges................   3.42       3.49       3.11       3.19       2.80        3.10

-------

    (a) We have computed the ratio of earnings to fixed charges by dividing earnings, which include income before taxes and fixed charges, by fixed charges. This calculation excludes the effects of accounting changes which we have made over time. "Fixed charges" consist of (1) interest on debt and a portion of rentals determined to be representative of interest and (2) the preferred stock dividend requirements of our subsidiaries. The preferred stock dividend requirements of our subsidiaries were assumed to be equal to the pre-tax earnings that would be required to cover such dividend requirements based on our effective income tax rates for the respective periods.

               BOOK-ENTRY ISSUANCE--THE DEPOSITORY TRUST COMPANY

    DTC will act as securities depositary for the notes. The notes will initially be issued only as fully-registered securities registered in the name of Cede & Co. (DTC's partnership nominee). One or more fully-registered global certificates representing the total aggregate principal amount of the notes will be issued and will be deposited with the senior indenture trustee as custodian for DTC.

    The laws of some jurisdictions require that certain purchasers of securities take physical delivery of securities in definitive form. Such laws may impair the ability to transfer beneficial interests in the notes as represented by a global certificate.

    For additional information relating to DTC and the book-entry issuance system, see "Description of the Debt Securities --Book-Entry Securities" in the attached prospectus.

    DTC has advised us that its management is aware that some computer applications, systems and the like for processing data that are dependent upon calendar dates, including dates before, on, and after January 1, 2000, may encounter "Year 2000 problems." DTC has informed the industry, including direct and indirect participants and other members of the financial community, that it has developed and is implementing a program so that its systems, as the same relate to the timely payment of distributions, including principal and interest payments, to security holders, book-entry deliveries, and settlement of trades within DTC, continue to function appropriately. This program includes a technical assessment and a remediation plan, each of which is complete. Additionally, DTC's plan includes a testing phase, which is expected to be completed within appropriate time frames.

    However, DTC's ability to perform its services properly also is dependent upon other parties, including, but not limited to, issuers and their agents, as well as third-party vendors from whom it licenses software and hardware, and third-party vendors on whom it relies for information or the provision of services, including telecommunication and electrical utility service providers, among others. DTC has informed the industry that it is contacting and will continue to contact third-party vendors from whom it acquires services (1) to impress upon them the importance of these services being Year 2000 compliant, and (2) to determine the extent of their efforts for Year 2000 remediation and, as appropriate, testing of their services. In addition, DTC is in the process of developing contingency plans as it deems appropriate.

                                  UNDERWRITING

    Subject to the terms and conditions set forth in the underwriting agreement, we have agreed to sell to each of the underwriters named below, and each of the
underwriters has severally agreed to purchase, the principal amounts of the   %
Senior Notes Due November 1, 20 set forth opposite their names below:

                                                               PRINCIPAL
                                                               AMOUNT OF
                        UNDERWRITER                           SENIOR NOTES
                        -----------                           ------------
A.G. Edwards & Sons, Inc....................................  $
Robert W. Baird & Co. Incorporated..........................
Legg Mason Wood Walker, Incorporated........................
                                                              ------------
  Total.....................................................  $150,000,000
                                                              ============

    Under the terms and conditions of the underwriting agreement, the underwriters agree to take and pay for all the notes, if any are taken.

    The underwriters propose to offer the notes in part directly to purchasers at the initial public offering price set forth on the cover page of this prospectus supplement and in part to certain securities dealers at that price
less a concession of   % of the principal amount of the notes. The underwriters
may allow, and such dealers may reallow, a concession not to exceed   % of the
principal amount of the notes to certain brokers and dealers. After we release the notes for sale to the public, the underwriters may from time to time vary the offering price and other selling terms.

    The notes constitute a new issue of securities with no established trading market. The underwriters have advised us that they intend to make a market in the notes but the underwriters have not obligated themselves to do so and may discontinue market making at any time without notice. We can give you no assurance as to the liquidity of the trading market for the notes.

    The underwriters are permitted to engage in certain transactions that maintain or affect the price of the notes. Such transactions may include purchases to cover short positions created by the underwriters in connection with the offering. If the underwriters create a short position in the notes in connection with the offering by selling notes in an aggregate principal amount that exceeds the amount set forth on the cover page of this prospectus supplement, they may reduce that short position by purchasing notes in the open market. In general, purchases of a security to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases.

    Neither we nor the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the notes. In addition, neither we nor the underwriters make any representation that the underwriters will engage in such transactions or that, if they engage in such transactions, they will not discontinue such transactions without notice.

    Certain of the underwriters and their affiliates have engaged and in the future may engage in investment banking transactions with, and the provision of services to, us and our subsidiaries in the ordinary course of business.

    We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

                                 LEGAL MATTERS

    Our counsel, Foley & Lardner, Milwaukee, Wisconsin will issue its opinion as to the validity of the notes being issued. Schiff Hardin & Waite, Chicago, Illinois will issue an opinion for the underwriters as to certain matters relating to the offering of the notes.

PROSPECTUS

                           WPS RESOURCES CORPORATION
                             700 NORTH ADAMS STREET
                                 P.O. BOX 19001
                        GREEN BAY, WISCONSIN 54307-9001
                                 (920) 433-1727
                                  $400,000,000

                                DEBT SECURITIES
                 COMMON STOCK (WITH ASSOCIATED PURCHASE RIGHTS)

                               -----------------

    WE WILL PROVIDE SPECIFIC TERMS OF THESE SECURITIES IN SUPPLEMENTS TO THIS PROSPECTUS.

    YOU SHOULD READ THIS PROSPECTUS AND ANY SUPPLEMENT CAREFULLY BEFORE YOU INVEST.

                              -------------------

    THESE SECURITIES HAVE NOT BEEN APPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAVE THESE ORGANIZATIONS DETERMINED THAT THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

    THE DATE OF THIS PROSPECTUS IS OCTOBER 22, 1999.

                                    SUMMARY

    This summary highlights selected information from this document and may not contain all of the information that is important to you. To understand the terms of our securities, you should carefully read this document with the attached prospectus supplement. Together these documents will give the specific terms of the securities we are offering. You should also read the documents we have incorporated by reference into this prospectus for information on us and our financial statements.

THE SECURITIES WE MAY OFFER

    This prospectus is part of a registration statement (No. 333-88525) that we filed with the Securities and Exchange Commission utilizing a "shelf" registration process. Under this shelf process, we may offer from time to time up to $400,000,000 of the following securities: debt securities and common stock with associated common stock purchase rights. This prospectus provides you with a general description of the securities we may offer. Each time we offer securities, we will provide you with a prospectus supplement that will describe the specific amounts, prices and terms of the securities being offered. The prospectus supplement may also add, update or change information contained in this prospectus.

DEBT SECURITIES

    We may offer unsecured general obligations of our company, which may be senior or subordinate. We will refer to the senior debt securities and the subordinated debt securities together in this prospectus as the "debt securities". The senior debt securities will have the same rank as all of our other unsecured, unsubordinated debt. The subordinated debt securities will be entitled to payment only after payment on our senior indebtedness. Senior indebtedness includes all indebtedness for money borrowed by us, except our currently outstanding junior subordinated deferrable interest debentures due 2038 and any indebtedness issued in the future that is stated to be not superior to, or to have the same rank as, the subordinated debt securities.

    Claims of creditors and any preferred shareholders of each of our subsidiaries generally will have priority with respect to the assets and earnings of such subsidiaries over the claims of our creditors. The debt securities therefore will be effectively subordinated to creditors, including holders of secured indebtedness, and preferred shareholders of our subsidiaries.

    The senior debt securities will be issued under an indenture between us and Firstar Bank, National Association. The subordinated debt securities will be issued under an indenture between us and the trustee we name in a prospectus supplement. We encourage you to read the indentures which are exhibits to the registration statement and our recent periodic and current reports that we file with the Securities and Exchange Commission.

GENERAL INDENTURE PROVISIONS THAT APPLY TO SENIOR AND SUBORDINATED DEBT
  SECURITIES

    Neither indenture limits the amount of debt that we may incur. In addition, neither indenture provides holders with any protection should there be a recapitalization or restructuring involving our company.

    The indentures allow us to merge or consolidate with another company, or to sell all or most of our assets to another company. If these events occur, the other company will be required to assume our responsibilities relating to the debt securities, and we will be released from all liabilities and obligations.

    The indentures provide that holders of a majority of the outstanding principal amount of any series of debt securities may vote to change our obligations or your rights concerning that series. However, to change the amount or timing of payments of principal or interest or other payments for a series of debt securities, every holder in the series must consent.

    We may discharge our obligations under the indenture relating to the senior or subordinated debt securities by depositing with the trustee sufficient funds or government obligations to pay the senior or subordinated debt securities when due.

    EVENTS OF DEFAULT. Each indenture provides that the following are events of default:

    - If we do not pay interest for 30 days after its due date.

    - If we do not pay principal or premium when due.

    - If we continue to breach a covenant for 60 days after notice.

    - If we enter bankruptcy or become insolvent.

    If an event of default occurs with respect to any series of debt securities, the trustee or holders of 25% of the outstanding principal amount of that series may declare the principal amount of the series immediately payable. However, holders of a majority of the principal amount may rescind this action. If the event of default is due to our bankruptcy or insolvency, the outstanding principal amount of all the debt securities will become immediately payable, without any action on the part of the trustees or the holders of the debt securities.

GENERAL INDENTURE PROVISIONS THAT APPLY ONLY TO SENIOR DEBT SECURITIES

    Our failure to pay when due, subject to any applicable grace period, any principal of, or interest on, any indebtedness for borrowed money incurred or guaranteed by us in the aggregate principal amount of at least $50,000,000 constitutes an event of default under the senior indenture.

    The senior indenture requires us, so long as any senior debt securities are outstanding:

    - to own all of the outstanding shares of voting common stock of Wisconsin Public Service Corporation unless we transfer the shares pursuant to our merger or consolidation or sale of substantially all of our properties.

    - not to pledge or grant a security interest or permit any pledge, security interest or other lien upon any common stock of any of our subsidiaries owned directly or indirectly by us to secure indebtedness for money borrowed without securing the senior debt securities equally and notably with the other secured indebtedness except for:

       - pledges, security interests or encumbrances created to secure the purchase price of the common stock of the subsidiaries,

       - liens and security interests existing at the time of our acquisition of the shares or

       - any extension or renewal of any permitted pledge, security interest or encumbrance.

GENERAL INDENTURE PROVISIONS THAT APPLY ONLY TO SUBORDINATED DEBT SECURITIES

    The subordinated debt securities will be subordinated to all senior indebtedness. In addition, as previously noted under "Debt Securities", claims of the creditors and preferred shareholders of each of our subsidiaries generally will have priority with respect to that subsidiary's assets and earnings over the claims of our creditors, including holders of the subordinated debt securities. The subordinated debt securities, therefore, will be effectively subordinated to creditors and preferred shareholders of our subsidiaries.

COMMON STOCK

    We may offer shares of our common stock, par value $1.00 per share. Holders of our common stock are entitled to receive dividends when declared by the Board of Directors. Each holder of our common stock is entitled to one vote per share. The holders of our common stock have no preemptive rights or cumulative voting rights. Our articles of incorporation do not presently authorize our company to issue preferred stock or other stock having rights prior to those of the holders of our common stock.

    Each share of our common stock will have an associated right to purchase one share of our common stock at an exercise price of $85 per share. The rights are not presently exercisable. Under certain circumstances, however, each right will entitle the holder to purchase at the exercise price our common stock having a market value of twice the exercise price. See "DESCRIPTION OF COMMON STOCK-- Pre-emptive Rights; Common Stock Purchase Rights" in this Prospectus.

RATIOS OF EARNINGS TO FIXED CHARGES

    The ratio of earnings to fixed charges for each of the periods indicated are as follows:

                                                                          YEAR ENDED DECEMBER 31,
                                                      ----------------------------------------------------------------
                                                        1998          1997          1996          1995          1994
                                                      --------      --------      --------      --------      --------
Ratio of Earnings to Fixed Charges..............        2.80          3.19          3.11          3.49          3.42

    We have computed the ratio of earnings to fixed charges by dividing earnings, which include income before taxes and fixed charges, by fixed charges. This calculation excludes the effects of accounting changes which have been made over time. "Fixed charges" consist of (1) interest on debt and a portion of rentals determined to be representative of interest and (2) the preferred stock dividend requirements of our subsidiaries. The preferred stock dividend requirements of our subsidiaries were assumed to be equal to the pre-tax earnings that would be required to cover such dividend requirements based on our effective income tax rates for the respective periods.

                      WHERE YOU CAN FIND MORE INFORMATION

    We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document we file at the Commission's public reference room at 450 Fifth Street, N.W., Washington, D.C., 20549. Please call the Commission at 1-800-SEC-O330 for further information on the public reference rooms. Our Securities and Exchange Commission filings are also available to the public at the Commission's web site at http://www.sec.gov.

    The Securities and Exchange Commission allows us to "incorporate by reference" into this prospectus the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the Commission will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the Securities and Exchange Commission under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until our offering is completed:

    i. Annual Report on Form 10-K for the year ended December 31, 1998, as amended by Form 10-K/A filed June 8, 1999;

    ii. Quarterly Reports on Form 1O-Q for the quarters ended March 31, 1999 and June 30, 1999;

    iii. Current Report on Form 8-K/A, filed on March 1, 1999, and Current Report on Form 8-K filed on June 1, 1999; and

    iv. Description of Common Stock contained in Registration Statement on Form 8-B filed on June 1, 1994; and

    v. Description of Common Stock Purchase Rights contained in Registration Statement on Form 8-A filed on December 13, 1996.

    You may request a copy of these filings, at no cost, by writing to or telephoning us at the following address:

             WPS Resources Corporation
             Attn: Secretary
             700 North Adams Street
             P.O. Box 19001
             Green Bay, Wisconsin 54307-9001
             (920) 433-1727

    Our reports are also available on our website located at http://www.wpsr.com.

    You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of the document.

                                  THE COMPANY

    We operate as a holding company with both regulated and non-regulated business units. We are organized under the laws of the State of Wisconsin. Our principal wholly-owned subsidiary is Wisconsin Public Service Corporation, a regulated electric and gas utility operating in northeastern Wisconsin and the Upper Peninsula of Michigan. Our other major subsidiaries are Upper Peninsula Power Company, a regulated electric company operating in the Upper Peninsula of Michigan; WPS Energy Services, Inc., a diversified energy company which sells electric energy, natural gas and alternate fuel products, risk management consulting services and project management; and WPS Power Development, Inc., which develops, acquires and owns electric projects and provides services to the electric power generation industry.

                                USE OF PROCEEDS

    Unless otherwise specified in the applicable prospectus supplement, we will use the net proceeds we receive from the sale of the securities offered by this prospectus and the accompanying prospectus supplement for general corporate purposes. General corporate purposes may include the repayment of debt and investments in or extensions of credit to our subsidiaries. It is likely, however, that most of the securities offered pursuant to this prospectus and the accompanying prospectus supplement will be issued in connection with the financing of possible acquisitions or business expansion. We may invest the net proceeds temporarily or apply the net proceeds to repay short-term debt until we use the net proceeds for one of these stated purposes.

                       DESCRIPTION OF THE DEBT SECURITIES

    The following description of the terms of the debt securities sets forth general terms that may apply to the debt securities. The particular terms of any series of debt securities will be described in the prospectus supplement relating to those debt securities.

    The debt securities will be either our senior debt securities or our subordinated debt securities. The senior debt securities will be issued under an indenture dated as of October 1, 1999 between us and Firstar Bank, National Association, Cincinnati, Ohio as trustee. This indenture is referred to as the "senior indenture". The subordinated debt securities will be issued under an indenture to be entered into between us and the trustee named in a prospectus supplement. This indenture is referred to as the "subordinated indenture". This prospectus refers to the senior indenture and the subordinated indenture together as the "indentures".

    The following is a summary of the most important provisions of the indentures. Copies of the entire indentures are exhibits to the registration statement of which this prospectus is a part. Section references below are to the section in the applicable indenture. The referenced sections of the indentures are incorporated by reference.

GENERAL

    Neither indenture limits the amount of debt securities that we may issue. Each indenture provides that debt securities may be issued up to the principal amount authorized by us from time to time. The senior debt securities will be unsecured and will have the same rank as all of our other unsecured and unsubordinated debt. The subordinated debt securities will be unsecured and will be subordinated and junior to all senior indebtedness.

    The debt securities may be issued in one or more separate series of senior debt securities or subordinated debt securities. The prospectus supplement relating to the particular series of debt securities being offered will specify the particular amounts, prices and terms of those debt securities. These terms may include:

    - the title of the debt securities;

    - any limit on the aggregate principal amount of the debt securities of the series;

    - the date on which the debt securities will mature;

    - the interest rate or rates, or the method of determining those rates;

    - the date from which interest will accrue or the method for determining such date;

    - the interest payment dates and the regular record dates;

    - the places where payments may be made;

    - any mandatory or optional redemption provisions;

    - any sinking fund or analogous provisions;

    - the portion of principal amount of the debt security payable upon acceleration of maturity if other than the full principal amount;

    - any additions to the events of default or covenants included in the indenture under which the debt securities are issued, as described in this prospectus;

    - if other than U.S. dollars, the currency or currencies, or units based on or related to currencies, in which payments on the debt securities will be payable;

    - whether the debt securities will be issued in the form of a global security;

    - any other specific terms of the debt securities.

The debt securities will be registered debt securities and, unless otherwise specified in the prospectus supplement, will be payable in U.S. dollars in denominations of $1,000 or an integral multiple of $1,000.

(Sections 2.01 and 3.01)

    Some of the debt securities may be issued as original issue discount debt securities. Original issue discount securities bear no interest or bear interest at below-market rates and will be sold at a discount below their stated principal amount. The applicable prospectus supplement will also contain any special tax, accounting or other information relating to original issue discount securities or to other kinds of debt securities that may be offered, including debt securities linked to an index or payable in currencies other than U.S. dollars.

EXCHANGE, REGISTRATION AND TRANSFER

    Debt securities may be transferred or exchanged at the corporate trust office of the security registrar or at any other office or agency maintained by us for those purposes. Except as otherwise described in a prospectus supplement, no service charge will be payable upon the transfer or exchange of debt securities, except for any applicable tax or governmental charge. (Section 3.05) The designated security registrar for the senior debt securities is Firstar Bank, National Association, located at 425 Walnut Street, Sixth Floor, Cincinnati, Ohio 45202. The security registrar for the subordinated debt securities will be designated in a prospectus supplement.

    In the event of any redemption of any series of debt securities, we will not be required to:

    1. issue, register the transfer of, or exchange, debt securities of any series between the opening of business 15 business days before the date of the mailing of the notice of redemption of the debt securities of that series to be redeemed and the close of business on the date of mailing of the relevant notice of redemption; or

    2. register the transfer of, or exchange, any debt security selected for redemption, in whole or in part, except the unredeemed portion of any debt security being redeemed in part.

    (Section 3.05)

PAYMENT AND PAYING AGENT

    We will pay principal, interest and any premium on debt securities which are not global securities at the office of the paying agent. We will make payment of interest on the debt securities which are not global securities by check mailed to the persons in whose names the debt securities are registered on days specified in the indentures or the applicable prospectus supplement. We will also make payments by wire transfer to a U.S. bank designated by a holder of debt securities in an aggregate principal amount of at least $10,000,000, all of which have the same interest payment dates, upon receipt of a written request from the holder, on or before the record date for the payment, designating the account to which the payment is to be made. (Section 2.05)

    If any amount payable on any debt security remains unclaimed at the end of two years after the amount became due and payable, the paying agent will release any unclaimed amounts to us, and the holder of the debt security will look only to us for payment. (Section 10.07)

    The paying agent for the senior debt securities is First Bank, National Association, located at 425 Walnut Street, Sixth Floor, Cincinnati, Ohio 45202. The paying agent for the subordinated debt securities will be designated in the applicable prospectus supplement.

BOOK-ENTRY SECURITIES

    We may initially issue the debt securities of any series in the form of one or more global securities under a book-entry only system operated by a securities depositary. Unless otherwise specified in the applicable prospectus supplement, the Depository Trust Company ("DTC"), New York, New York, will act as securities depositary for each series of debt securities that are issued as fully-registered securities. The indenture trustee will register in the name of CEDE & Co. (DTC's partnership nominee) those securities for which DTC is acting as depositary. Individual purchases of book-entry interests in any of the debt securities will be made in book-entry form. So long as CEDE & Co., as nominee of DTC, is the securityholder, references in this prospectus to holders of the debt securities or registered owners will mean CEDE & Co., rather than the owners of beneficial ownership interests in the debt securities.

    DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. DTC holds securities that its direct participants deposit with DTC. DTC also facilitates the settlement among DTC participants of securities transactions such as transfers and pledges of deposited securities through electronic computerized book-entry changes in accounts of DTC direct participants, thereby eliminating the need for physical movement of securities certificates. DTC direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is owned by a number of the DTC direct participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc., and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others, such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a DTC direct participant, either directly or indirectly. The rules applicable to DTC and its participants are on file with the Securities and Exchange Commission.

    Anyone desiring to purchase debt securities under the DTC system must make these purchases by or through DTC direct participants which will receive a credit for the debt securities on DTC's records. The direct and indirect participants will in turn record the ownership interest of each actual purchaser of the debt securities on the records of the direct or indirect participant. DTC will not provide beneficial owners of the debt securities with written confirmations of their purchases. Owners of book-entry interests should receive from the direct or indirect participant written confirmations of their purchases providing details of the beneficial owners transactions, as well as periodic statements of their holdings. DTC direct and indirect participants are to effect transfers of beneficial ownership interests by entries made on the books of the DTC direct or indirect participants acting on behalf of the beneficial owners. Owners of beneficial interests in the debt securities will not receive or be entitled to receive certificates representing their ownership interests in the debt securities, except as described below upon the discontinuance of the use of the book-entry system.

    Principal and the redemption price of, and interest payments on the debt securities held by or on behalf of DTC as depositary will be made to Cede & Co., as nominee of DTC. DTC's practice is to credit the accounts of DTC direct participants upon DTC's receipt from the issuer or trustee of funds and corresponding detail information on a payment date in accordance with their respective holdings shown on the records of DTC. Payments by DTC direct and indirect participants to owners of beneficial ownership interests in the debt securities will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such DTC direct or indirect participant and not of DTC, the indenture trustee or us, subject to any statutory or regulatory requirements as may be in effect from time to time. DTC is responsible for disbursing such payments to the appropriate DTC direct participants, and those DTC direct participants, and any indirect participants, are in turn responsible for disbursing the payment to the owners of beneficial ownership interests.

    To facilitate subsequent transfers, the indenture trustee will register all debt securities which DTC direct participants deposit with DTC in the name of DTC's partnership nominee, Cede & Co. The deposit of debt securities with DTC and their registration in the name of Cede & Co. effect no change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the debt securities; DTC's records reflect only the identity of the DTC direct participants to whose accounts the debt securities are credited, which may or may not be the beneficial owners. The participants will remain responsible for keeping account of their holdings on behalf of their customers.

    Conveyance of notices and other communications by DTC to DTC direct participants, by direct participants to indirect participants, and by direct participants and indirect participants to beneficial owners of debt securities will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

    The indenture trustees will send redemption notices to DTC. If we are redeeming less than all of the debt securities within an issue, DTC's practice is to determine by lot the amount of the interest of each direct participant in such issue to be redeemed.

    Neither DTC nor Cede & Co. will consent or vote with respect to the debt securities. Under its usual procedures, DTC will mail an omnibus proxy to us as soon as possible after the record date. The omnibus proxy assigns Cede & Co.'s consenting or voting rights to those DTC direct participants to whose accounts the debt securities are credited on the record date (identified in a listing attached to the omnibus proxy).

    DTC may discontinue providing its services as debt securities depositary with respect to the debt securities at any time by giving reasonable notice to us or the indenture trustee. Under these circumstances, in the event that a successor securities depositary is not obtained, debt security certificates are required to be printed and delivered.

    We may decide to discontinue use of the system of book-entry transfers through DTC (or a successor securities depositary). In that event, we will cause debt security certificates to be printed and delivered.

    The information in this section concerning DTC and DTC's book-entry system has been obtained from sources that we believe to be reliable, but neither we, the indenture trustees nor any underwriter takes any responsibility for the accuracy of the description of DTC's business organization and procedures.

    NEITHER WE NOR THE TRUSTEES UNDER THE INDENTURES WILL HAVE ANY RESPONSIBILITY OR OBLIGATION TO ANY DTC DIRECT OR INDIRECT PARTICIPANT OR ANY OWNER OF A BOOK-ENTRY INTEREST OR ANY OTHER PERSON NOT SHOWN ON THE REGISTRATION BOOKS OF THE TRUSTEES AS BEING A HOLDER OF THE DEBT SECURITIES WITH RESPECT TO:
(1) ANY DEBT SECURITIES; (2) THE ACCURACY OF ANY RECORDS MAINTAINED BY DTC OR ANY DTC DIRECT OR INDIRECT PARTICIPANT; (3) THE PAYMENT BY DTC OR ANY DTC DIRECT OR INDIRECT PARTICIPANT OF ANY AMOUNT DUE TO ANY OWNER OF A BOOK-ENTRY INTEREST IN RESPECT OF THE PRINCIPAL OR REDEMPTION PRICE OF OR INTEREST ON THE DEBT SECURITIES; (4) THE DELIVERY BY DTC OR ANY DTC DIRECT OR INDIRECT PARTICIPANT OF ANY NOTICE TO ANY OWNER OF A BOOK-ENTRY INTEREST WHICH IS REQUIRED OR PERMITTED UNDER THE TERMS OF THE INDENTURES TO BE GIVEN TO HOLDERS OF THE DEBT SECURITIES;
(5) THE SELECTION OF THE OWNERS OF A BOOK-ENTRY INTEREST TO RECEIVE PAYMENT IN THE EVENT OF ANY PARTIAL REDEMPTION OF ANY SENIOR DEBT SECURITIES; OR (6) ANY CONSENT GIVEN OR OTHER ACTION TAKEN BY DTC OR ITS NOMINEE AS HOLDER OF THE DEBT SECURITIES.

LIMITATION ON MERGER, CONSOLIDATION AND CERTAIN SALES OF ASSETS

    We may, without the consent of the holders of the debt securities, merge into or consolidate with any other corporation, or convey or transfer all or substantially all of our properties and assets to another person provided that:

    1.  the successor is a corporation;

    2. the successor expressly assumes on the same terms and conditions all the obligations under the debt securities and the indentures;

    3. immediately after giving effect to the transaction, there is no default under the applicable indenture; and

    4. We deliver to the trustees a certificate and an opinion of counsel stating that the transaction complies with the indentures. (Sections 8.01 and 8.02)

    The remaining or acquiring corporation will take over all of our rights and obligations under the indentures. (Section 8.03)

SATISFACTION AND DISCHARGE; DEFEASANCE

    We may be discharged from our obligations on the debt securities of any series that have matured or will mature or be redeemed within one year if we deposit with the trustee enough cash to pay all the principal, interest and any premium due to the stated maturity date or redemption date of the debt securities. (Section 4.01)

    Each indenture contains a provision that permits either (1) our discharge from all of our obligations (subject to limited exceptions) with respect to any series of debt securities then outstanding or (2) our release from our obligations under covenants respecting any series of debt securities and from the consequences of an event of default resulting from the breach of those covenants.

    To exercise either of these two options, we must deposit in trust with the trustee enough money to pay in full the principal, interest and premium on the series of debt securities. This amount may be made in cash and/or U.S. government obligations. (Sections 13.02 and 13.03) As a condition to exercising either of the above options, we must deliver to the trustee a ruling directed to the trustee from the Internal Revenue Service or an opinion of counsel based on an Internal Revenue Service Ruling or a change in applicable federal income tax law since the date of the indenture, in each case to the effect that the holders of the debt securities will not recognize income, gain or loss for Federal income tax purposes as a result of the action and will be subject to Federal income tax on the same amount, in the same manner and at the same times as would have been the case if the action had not taken place. (Section 13.04)

    If we exercise either of these options, the holders of the debt securities of the series affected will be entitled to receive, solely from the trust fund, payments of principal, interest and premium on the debt securities and will not be entitled to any of the other benefits of the indenture, except for limited provisions including our obligations respecting registration of transfer and exchange of debt securities, replacement of lost, stolen or mutilated debt securities, maintenance of paying agencies and holding moneys for payment in trust. (Sections 13.02 and 13.03)

EVENTS OF DEFAULT, NOTICE AND WAIVER

    Each indenture defines an event of default with respect to any series of debt securities as one or more of the following events:

    - our failure to pay interest on any debt security for 30 days after it is due;

    - our failure to pay the principal or any premium on any debt securities when due;

    - our failure to perform any other covenant in the debt securities of the series or in the applicable indenture with respect to debt securities of that series for 60 days after being given notice of the failure; and

    - our entering into bankruptcy or becoming insolvent.

    In addition, our failure to pay when due, subject to any applicable grace period, any principal of, or interest on, any indebtedness for borrowed money incurred or guaranteed by us in the aggregate principal amount of at least $50,000,000 constitutes an event of default under the senior indenture. An event of default for one series of debt securities is not necessarily an event of default for any other series of debt securities. (Section 5.01)

    Each indenture requires the trustee to give the holders of a series of debt securities notice of a default with respect to that series within 30 days unless the default is cured or waived. However, the trustee may withhold this notice if it determines in good faith that it is in the interest of those holders. The trustee may not, however, withhold this notice in the case of a payment default. (Section 6.02)

    Other than the duty to act with the required standard of care during an event of default, a trustee is not obligated to exercise any of its rights or powers under the indenture at the request or direction of any of the holders of debt securities, unless the holders have offered to the trustee reasonable indemnification. (Section 6.03) Generally, the holders of a majority in principal amount of outstanding debt securities of any series may direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust or other power conferred on the trustee. (Section 5.12)

    If an event of default with respect to series of debt securities (other than due to events of bankruptcy, insolvency or reorganization) occurs, the trustee or the holders of at least 25% in aggregate principal amount of the outstanding debt securities of that series, by notice in writing to us and to the trustee, may declare the unpaid principal of and accrued interest on all the debt securities of that series to be due and payable immediately and, upon any such declaration, the debt securities of that series will become immediately due and payable.

    If an event of default occurs due to bankruptcy, insolvency or reorganization, all unpaid principal of and accrued interest on the outstanding debt securities of any series will become immediately due and payable without any declaration or other act on the part of the trustee or any holder of any debt security of that series. (Section 5.02)

    The holders of not less than a majority of the principal amount of the outstanding debt securities of any series may rescind a declaration of acceleration and its consequences with respect to the debt securities of this series if:

    - all existing events of default, other than the nonpayment of principal of and interest on the debt securities of that series that have become due solely as a result of such declaration of acceleration, have been cured or waived;

    - to the extent lawful, interest on overdue interest and on overdue principal that has become due otherwise than by reason of such acceleration has been paid;

    - the rescission would not conflict with any judgment or decree of a court of competent jurisdiction; and

    - all amounts due to the trustee under the indenture have been paid.

(Section 5.02)

    Each indenture requires us to file annually with the trustee a certificate of our principal executive, financial or accounting officer as to the knowledge of the officer of our compliance with all conditions and covenants under the indenture. (Section 7.04)

MODIFICATION OF THE INDENTURES

    Together with the trustee, we may modify the indentures without the consent of the holders for limited purposes, including adding covenants or events of default, establishing forms or terms of debt securities, curing ambiguities and making certain other changes which do not adversely affect the holders in any material respect. (Section 9.01)

    Together with the trustee, we may make modifications and amendments to each indenture with the consent of the holders of a majority in principal amount of the outstanding debt securities of all affected series. However, without the consent of each affected holder, no modification may:

    - change the stated maturity or interest payment date of any debt security;

    - reduce the principal, premium (if any) or rate of interest on any debt security;

    - change any place of payment or the currency in which any debt security is payable;

    - impair the right to enforce any payment after the stated maturity, payment, or redemption date;

    - reduce the percentage of holders of outstanding debt securities of any series required to consent to any modification, amendment or waiver under the indenture;

    - change the redemption provisions of the indenture in a manner adverse to a holder; or

    - change the provisions of the indenture which relate to its modification or amendment. (Section 9.02)

GOVERNING LAW

    The indentures and the debt securities will be governed by, and construed under, the laws of the State of Wisconsin.

CONCERNING THE TRUSTEES

    We may from time to time maintain lines of credit, and have other customary banking relationships, with the trustee under the senior indenture or the trustee under the subordinated indenture.

SENIOR DEBT SECURITIES

    The senior debt securities will be unsecured and will rank equally with all of our other unsecured and non-subordinated debt.

    Claims of creditors and any preferred shareholders of each of our subsidiaries generally will have priority with respect to the assets and earnings of such subsidiaries over the claims of our creditors. The senior debt securities therefore will be effectively subordinated to creditors, including holders of secured indebtedness, and preferred shareholders of our subsidiaries.

    Our failure to pay when due, subject to any applicable grace period, any principal of, or interest on, any indebtedness for borrowed money incurred or guaranteed by us in the aggregate principal amount of at least $50,000,000 constitutes an event of default under the senior indenture.

    We agree in the senior indenture that so long as any senior debt securities are outstanding, we will own, directly or indirectly, all of the shares of voting common stock of Wisconsin Public Service Corporation now or hereafter issued and outstanding, unless we transfer or sell these shares in a transaction which complies with the provisions of the senior indenture relating to our merger, consolidation or sale of substantially all of our properties. See "Limitation on Merger, Consolidation and Certain Sales of Assets" in this Prospectus. (Section 10.08)

    We agree in the senior indenture that so long as any senior debt securities are outstanding, we will not pledge or grant a security interest in, or permit any pledge, security interest or other lien upon, any common stock of any of our subsidiaries owned directly or indirectly by us to secure any indebtedness for money borrowed, without making effective provision to secure the senior debt securities equally and ratably with the other indebtedness and any other indebtedness similarly entitled to be equally and ratably secured. This restriction will not apply, however, to (l) the creation or existence of any pledge, security interest, or encumbrance upon any of the common stock of our subsidiaries (A) created at the time of our acquisition of the common stock or within one year after our acquisition of the common stock to secure all or a portion of the purchase price for the common stock or (B) existing on the common stock at the time of our acquisition of it, or (2) any extension, renewal or refunding of any pledge, security interest, or encumbrance described in clause
(1). (Section 10.09)

SUBORDINATED DEBT SECURITIES

    The subordinated debt securities will be unsecured. The subordinated debt securities will be subordinate in right of payment to all senior indebtedness. (Section 14.01 of Subordinated Indenture) In addition, claims of our subsidiaries' creditors and preferred shareholders generally will have priority with respect to the assets and earnings of the subsidiaries over the claims of our creditors, including holders of the subordinated debt securities, even though those obligations may not constitute senior indebtedness.

The subordinated debt securities, therefore, will be effectively subordinated to creditors, including trade creditors, and preferred shareholders of our subsidiaries.

    The subordinated indenture defines "senior indebtedness" to mean the principal of, premium, if any, and interest on:

    - all of our indebtedness for money borrowed;

    - indebtedness evidenced by securities, debentures, bonds or other similar instruments issued by us;

    - all of our capital lease obligations;

    - all of our obligations issued or assumed as the deferred purchase price of property, all of our conditional sales contracts and all of our obligations under any title retention agreements (but excluding trade accounts payable arising in the ordinary course of business);

    - all of our obligations for reimbursement on any letter of credit, banker's acceptance, security purchase facility or similar credit transaction;

    - all obligations of the types previously described of other persons for the payment of which we are responsible or liable as obligor, guarantor or otherwise; and

    - all obligations of the types previously described of other persons secured by any lien on any of our property, whether or not such obligation is assumed by us.

    However, the term "senior indebtedness" will not include:

    - our 7.00% Junior Subordinated Deferrable Interest Debentures due 2038;

    - any indebtedness which is by its terms subordinated, to or pari passu with, the subordinated debt securities; or

    - any of our obligations to any of our affiliates.

    There is no limitation under either indenture on our ability to issue additional senior indebtedness. The senior debt securities constitute senior indebtedness under the subordinated indenture. The subordinated debt securities will rank equally with our other subordinated indebtedness.

    Under the subordinated indenture, no payment may be made on the subordinated debt securities, including any redemption or sinking fund payment if:

    - any of our senior indebtedness has not been paid when due and any applicable grace period has ended and the default has not been cured or waived or ceased to exist, or

    - the maturity of any senior indebtedness has been and remains accelerated as a result of a default.

    In the event that we pay or distribute our assets to creditors upon any dissolution, winding-up, liquidation or reorganization of us, whether voluntary or involuntary, the holders of senior indebtedness will be entitled to receive payment in full of the senior indebtedness before the holders of subordinated debt securities are entitled to receive or retain any payment. Until the senior indebtedness is paid in full, any payment or distribution to which holders of subordinated debt securities would be entitled but for the subordination provisions of the subordinated indenture will be made to holders of the senior indebtedness. (Section 14.03 of Subordinated Indenture) If a distribution is made to holders of subordinated debt securities that, due to the subordination provisions, should not have been made to them, those holders of subordinated debt securities are required to pay it over to the holders of the senior indebtedness or their representatives or trustees, as their interests may appear. (Section 14.03 of Subordinated Indenture)

    As a result of the subordination provisions contained in the subordinated indenture, in the event of our insolvency, our creditors who are holders of senior indebtedness may recover more, ratably, than the holders of subordinated debt securities.

                          DESCRIPTION OF COMMON STOCK

    We are authorized to issue up to 100,000,000 shares of capital stock consisting of one class only, designated as "common stock" with a par value of $1.00 per share. As of September 30, 1999, 26,780,348 shares of our common stock were issued and outstanding.

    The outstanding shares of our common stock are, and any additional shares which we may offer will be, listed on the New York Stock Exchange under the symbol "WPS."

DIVIDEND AND LIQUIDATION RIGHTS

    All shares of our common stock will participate equally with respect to dividends and rank equally upon liquidation, subject to the rights of holders of any prior ranking stock which our shareholders may authorize in the future. In the event of our liquidation, dissolution or winding up, the owners of our common stock are entitled to receive pro rata the assets and funds remaining after satisfaction of all of our creditors and payment of all amounts to which owners of prior ranking stock, if any, then outstanding may be entitled.

VOTING RIGHTS

    Except as otherwise described in the immediately following paragraphs and under "Certain Statutory and Other Provisions" below, every holder of our common stock has one vote for each share.

    Our shareholders do not have cumulative voting rights. As a result, the holders of shares entitled to exercise more than 50% of the voting power of shares entitled to vote, represented at a meeting at which a majority of the shares entitled to vote is represented, are entitled to elect all of the directors to be elected at the meeting. Under our articles of incorporation and by-laws, our board of directors is divided into three classes. One class is elected each year for a three-year term.

PROVISIONS OF OUR ARTICLES OF INCORPORATION WITH POSSIBLE ANTI-TAKEOVER EFFECTS

    In addition to the provisions of our articles of incorporation and by-laws dividing our board of directors into three classes, certain other provisions of our articles of incorporation may have the effect of delaying, deferring or preventing a change in control of our company.

    Article 5 of our articles of incorporation provides that, subject to the exception discussed below, a director may be removed only for cause by the affirmative vote of shareholders possessing a majority of the voting power of the then outstanding shares of voting stock. As defined in article 5, "cause" exists only if the director whose removal is proposed has been convicted of a felony by a court of competent jurisdiction and such conviction is no longer subject to direct appeal or such director has been adjudged to be liable for negligence or misconduct in the performance of his duty to us in a matter which has a materially adverse effect on our business, and such adjudication is no longer subject to direct appeal. Article 5 also provides for the removal of a director by the shareholders without cause when such removal is recommended by the "requisite vote" of the directors and approved by the affirmative vote of shareholders possessing a majority of the voting power of the then outstanding shares of voting stock. Our articles of incorporation define the term "requisite vote" as the affirmative vote of at least two-thirds of the directors then in office plus one director. Unless "cause" is established or removal is recommended by the requisite vote of the directors, a director may not be removed from office even if shareholders possessing a majority of the voting power favor such action. Additionally, pursuant to article 5, vacancies on our board of directors, including those resulting from the removal of a director, may be filled for the unexpired portion of the director's term by the majority vote of the remaining members of the board.

    Article 5 of our articles of incorporation provides that those sections of
Article III of our by-laws which set forth the general powers, number, qualifications and classification of directors may be amended or repealed only by the affirmative vote of shareholders possessing at least 75% of the voting power of the then outstanding shares of our common stock generally possessing voting rights in the election of directors, or by the requisite vote of the directors. Article 5 of our articles provides that article 5 may itself be amended or repealed only by the affirmative vote of shareholders possessing at least 75% of the voting power of the then outstanding shares of our common stock generally possessing voting rights in the election of directors.

STATUTORY PROVISIONS WITH POSSIBLE ANTI-TAKEOVER EFFECTS

    Section 180.1150 of the Wisconsin Business Corporation Law provides that the voting power of shares of an "issuing public corporation," which includes our company, which are held by any person holding in excess of 20% of the voting power in the election of directors of the issuing public corporation's shares shall be limited to 10% of the full voting power of such excess shares. This statutory voting restriction will not apply to shares acquired directly from us, to shares acquired in a transaction incident to which our shareholders vote to restore the full voting power of such shares, either before or after the acquisition of the shares, and under certain other circumstances.

    Except as may otherwise be provided by law, the required affirmative vote of shareholders of a Wisconsin corporation for certain significant corporate actions, including a merger or share exchange with another corporation, sale of all or substantially all of the corporate property and assets, or voluntary liquidation, is a majority of all the votes entitled to be cast on the transaction by each voting group of outstanding shares entitled to vote on the transaction. Sections 180.1130 through 180.1134 of the Wisconsin Business Corporation Law provide generally that, in addition to the vote otherwise required by law or the articles of incorporation of an "issuing public corporation," business combinations not meeting adequacy-of-price standards specified in the statute must be approved by (a) the holders of at least 80% of the votes entitled to be cast and (b) two-thirds of the votes entitled to be cast by the corporation's outstanding voting shares owned by persons other than a "significant shareholder" who is a party to the transaction or an affiliate or associate of such significant shareholder. Section 180.1130 defines "business combination" to include, subject to certain exceptions, a merger or share exchange of the issuing public corporation or any of its subsidiaries with, or the sale or other disposition of substantially all assets of the issuing public corporation to, any significant shareholder or affiliate thereof. The statute defines "significant shareholder" generally to mean a person that is the beneficial owner of 10% or more of the voting power of the outstanding voting shares of the issuing public corporation.

    Sections 180.1140 through 180.1145 of the Wisconsin Business Corporation Law provides that a "resident domestic corporation," which includes our company, may not engage in a "business combination" with an "interested stockholder" within three years after the date on which the interested stockholder acquired his or her 10% or greater interest, unless the corporation's board of directors approved the business combination, or the acquisition of the 10% or greater interest, before the stock acquisition date. The statute defines "interested stockholder" as a person beneficially owning 10% or more the aggregate voting power of the stock of such corporation. If the interested stockholder fails to obtain such approval by the board of directors, then even after the three-year period, the interested stockholder may complete a business combination with the corporation only with the approval of the holders of a majority of the voting stock not beneficially owned by the interested stockholder, unless the combination satisfies certain adequacy-of-price standards intended to provide a fair price for shares held by non-interested shareholders.

    Section 196.795 of the Wisconsin statutes states that no person may hold or acquire directly or indirectly more than 10% of the outstanding voting securities of a public utility holding company with the unconditional power to vote such securities unless the Public Service Commission of Wisconsin determines, after investigation and an opportunity for hearing, that such holding or acquisition is in the best interests of utility customers, investors and the public. Section 196.795 of the Wisconsin statutes applies to our company.

    The sections of the Wisconsin law described in the preceding paragraphs and certain provisions of our articles and by-laws, could have the effect, among others, of discouraging takeover proposals for our company or impeding a business combination between us and one of our major shareholders.

PREEMPTIVE RIGHTS; COMMON STOCK PURCHASE RIGHTS

    No holder of our common stock has any preemptive or subscription rights to acquire shares of our common stock except for the common stock purchase rights attached to each share of our common stock.

    On December 12, 1996, our board of directors approved the issuance to shareholders as of December 16, 1996, of a dividend of one right for each outstanding share of our common stock. A right will also attach to each share of our common stock which we may offer pursuant to this prospectus and a prospectus supplement. These rights are not presently exercisable, but ten days after a person or group acquires 15% or more of our common stock or ten business days (subject to extension) after a person or group announces a tender offer to acquire at least 15% of our common stock, the rights will become exercisable. These rights will entitle each holder of our common stock to purchase one share of our authorized but unissued common stock for each right. The exercise price of each right is $85. Upon the acquisition by any person or group of 15% or more of our common stock, each right, other than rights held by an acquiring party, will entitle the holder to purchase, at the exercise price, shares of our common stock having a market value of two times the exercise price. The agreement setting forth the terms of the rights excludes from its effect the inadvertent acquisition of 15% or more of our common stock, provided there is prompt divestment to less than 15%. We may redeem the rights or may, under certain circumstances, exchange the rights for shares of our common stock, all as provided and subject to the limitations set forth in the agreement setting forth the terms of the rights; otherwise, such rights expire on December 11, 2006.

    The rights have anti-takeover effects. The rights will cause substantial dilution to a person who attempts to acquire control of our company without the prior approval of our board of directors. The rights will not affect a transaction approved by our board of directors, because our board has the power to redeem the rights in connection with a transaction that it approves.

CONVERSION RIGHTS, REDEMPTION PROVISIONS AND SINKING FUND PROVISIONS

    Our common stock is not convertible, is not redeemable and has no sinking fund.

LIABILITY TO FURTHER CALLS OR TO ASSESSMENT

    The shares of our common stock which we may offer pursuant to this prospectus and a prospectus supplement will, upon payment of the purchase price, be fully-paid and non-assessable by us, except for certain statutory personal liability which may be imposed upon shareholders under Section
180.0622(2)(b) of the Wisconsin Business Corporation Law. The substantially identical predecessor to that statute has been judicially interpreted to mean that shareholders of a Wisconsin corporation are subject to personal liability, up to an amount equal to the consideration for which their shares were issued (instead of the aggregate par value in the case of shares with par value, as the statute states), for all debts owing to employees of the corporation for services performed for the corporation, but not exceeding six months service in any one case.

RESTRICTIONS ON DIVIDENDS PAYABLE BY WISCONSIN PUBLIC SERVICE CORPORATION

    We are a holding company, and our ability to pay dividends is largely dependent upon the ability of our subsidiaries to pay dividends to us. The Public Service Commission of Wisconsin has by order restricted our principal subsidiary Wisconsin Public Service Corporation to paying normal dividends on its common stock of no more than 109% of the previous year's common stock dividend. The Public Service Commission of Wisconsin also requires Wisconsin Public Service Corporation to maintain a capital structure (i.e., the percentages by which each of common stock, preferred stock and debt constitute the total capital invested in a utility) which has a common equity range of 50% to 54%. Each of these limitations may be modified by a future order of the Public Service Commission of Wisconsin. Our right to receive dividends on the common stock of Wisconsin Public Service Corporation is also subject to the prior rights of that corporation's preferred shareholders and to provisions in that corporation's articles of incorporation which limit the amount of common stock dividends which that corporation may pay if its common stock and common stock surplus accounts constitute less than 25% of its total capitalization.

                              PLAN OF DISTRIBUTION

    We may sell the securities:

    - through underwriters,

    - through agents, or

    - directly to a limited number of institutional purchasers or to a single purchaser.

    The prospectus supplement will set forth the terms of the offering of the securities, including the following:

    - the name or names of any underwriters;

    - the purchase price and the proceeds we will receive from the sale;

    - any underwriting discounts and other items constituting underwriters' compensation;

    - any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers; and

    - any securities exchanges on which the securities of the series may be listed.

    If underwriters are used in the sale, the securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The securities may be either offered to the public through underwriting syndicates represented by managing underwriters or by underwriters without a syndicate. The obligations of the underwriters to purchase securities will be subject to conditions precedent and the underwriters will be obligated to purchase all the securities of a series if any are purchased. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

    We may sell Securities directly or through agents designated by us from time to time. The applicable prospectus supplement will name any agent involved in the offer or sale of the securities, and will set forth any commissions payable by us to that agent. Unless otherwise indicated in the prospectus supplement, any agent will be acting on a best efforts basis for the period of its appointment.

    We may authorize agents or underwriters to solicit offers by certain types of institutions to purchase securities from us at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts. These contracts will provide for payment and delivery on a specified date in the future. The conditions to these contracts and the commissions payable for solicitation of such contracts will be set forth in the applicable prospectus supplement.

    Agents and underwriters may be entitled to indemnification by us against civil liabilities arising out of this prospectus, including liabilities under the Securities Act of 1933, or to contribution with respect to payments which the agents or underwriters may be required to make relating to those liabilities. Agents and underwriters may be customers of, engage in transactions with, or perform services for, us in the ordinary course of business.

    Each series of debt securities will be a new issue of securities with no established trading market. Any underwriter may make a market in the securities, but will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of the trading market for any securities.

                                 LEGAL OPINIONS

    Foley & Lardner, 777 East Wisconsin Avenue, Milwaukee, Wisconsin 53202, our counsel, will pass upon the validity of the securities offered pursuant to this prospectus and the prospectus supplements.

                                    EXPERTS

    The audited financial statements and schedules incorporated in this prospectus by reference to our Annual Report on Form 10-K for the year ended December 31, 1998 have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto and are included in this prospectus upon the authority of said firm as experts in giving such reports.

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    YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY
REFERENCE IN THIS PROSPECTUS SUPPLEMENT AND THE ATTACHED PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION, AND IF YOU RECEIVE ANY UNAUTHORIZED INFORMATION YOU SHOULD NOT RELY ON IT. WE ARE NOT MAKING AN OFFER OF THESE SECURITIES IN ANY PLACE WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT OR THE ATTACHED PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THE APPLICABLE DOCUMENT. IF INFORMATION IN THIS PROSPECTUS SUPPLEMENT IS INCONSISTENT WITH THE PROSPECTUS, THIS PROSPECTUS SUPPLEMENT WILL APPLY AND WILL SUPERSEDE THAT INFORMATION IN THE PROSPECTUS.

                              -------------------

                               TABLE OF CONTENTS

                                            PAGE
                                          --------
              PROSPECTUS SUPPLEMENT
The Company.............................    S-2
Recent Events...........................    S-2
Description Of The Notes................    S-2
Summary Financial Information...........    S-6
Book-Entry Issuance--The Depository
  Trust Company.........................    S-7
Underwriting............................    S-7
Legal Matters...........................    S-8

                    PROSPECTUS
Summary.................................      1
Where You Can Find More Information.....      3
The Company.............................      4
Use Of Proceeds.........................      4
Description Of The Debt Securities......      5
Description Of Common Stock.............     13
Plan of Distribution....................     16
Legal Opinions..........................     17
Experts.................................     17

                                  $150,000,000

                           WPS RESOURCES CORPORATION

                        % SENIOR NOTES DUE NOVEMBER 1, 20

                                     [LOGO]

                           A.G. EDWARDS & SONS, INC.

                             ROBERT W. BAIRD & CO.
                                  INCORPORATED

                             LEGG MASON WOOD WALKER
                                  INCORPORATED

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